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                          April 4, 2023

       Tiago Reis Marques, M.D., Ph.D.
       Chief Executive Officer
       Pasithea Therapeutics Corp.
       1111 Lincoln Road, Suite 500
       Miami Beach, FL 33139

                                                        Re: Pasithea
Therapeutics Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed March 30,
2023
                                                            File No. 333-271010

       Dear Tiago Reis Marques:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              James O   Grady, Esq.